EXHIBIT (a)(5)(ii)

Investor Relations
Bruce Lancaster / CEO & CFO

NEWS RELEASE

O.I. Corporation Extends Tender Offer Deadline to August 6, 2007

College Station, Texas—July 23, 2007—O.I. Corporation (NASDAQ: OICO) today announced that it has extended the tender offer deadline for its modified Dutch auction self-tender to purchase up to 300,000 shares of its common stock at a range of $13.00 to $14.75 per share. O.I. extended the expiration of the tender offer to enable it to announce its preliminary results of operations for its second fiscal quarter prior to the expiration of the offer. Tenders of shares by O.I.’s common stockholders must now be received by 5:00 p.m., New York City time, on Monday, August 6, 2007 by the Depositary, American Stock Transfer & Trust Company. (The deadline for the receipt of tenders was originally 5:00 p.m. on Tuesday, July 24, 2007.)

Mr. Bruce Lancaster, Chief Executive Officer and Chief Financial Officer of O.I. Corporation said, “We would like to publicly announce our preliminary operating results for the second quarter prior to closing the offering and, with the recent change in our independent certified public accounting firm, we have been unable to announce these results prior to the originally scheduled expiration date.”

Shareholders are strongly encouraged to carefully read the definitive tender offer documents distributed to shareholders, including the Offer to Purchase, the Letter of Transmittal and other related documents, as they contain important information about the offer.

The definitive tender offer documents, including Schedule TO, as amended, and related exhibits, along with all other documents that the Company is required to file with the Securities and Exchange Commission, are available without charge at the Securities and Exchange Commission web site at www.sec.gov and by calling D.F. King & Co., Inc., the information agent for the tender offer, toll-free at (800) 659-5550. In addition, such definitive documents have been delivered without charge to all shareholders of the Company.

About O. I. Corporation
O.I. Corporation, dba OI Analytical, provides innovative products used for chemical analysis. The Company develops, manufactures, sells, and services analytical instrumentation that detects, measures, analyzes, and monitors chemicals in liquids, solids, and gases. The Company provides products used to digest, extract, and separate components of chemical mixtures. The Company provides application-specific solutions for the environmental, defense, pharmaceutical, food, beverage, petrochemical, chemical, semiconductor, power generation, and HVAC industries. Headquartered in College Station, Texas, the Company’s products are sold worldwide by direct sales, independent sales representatives, and distributors.

This press release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Visit the Company’s worldwide web site at:
http://www.oico.com